GOT BAG NORTH AMERICA INC.

COMBINED FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2023 AND 2022
(Unaudited)

INDEX TO COMBINED FINANCIAL STATEMENTS

(UNAUDITED)



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Got Bag North America Inc.
Portland, Oregon

We have reviewed the accompanying combined financial statements of Got Bag North America Inc. (the "Company,"), which comprise the combined balance sheet as of December 31, 2023 and December 31, 2022, and the related combined statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2023 and December 31, 2022, and the related notes to the combined financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the combined financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Combined Financial Statements

Management is responsible for the preparation and fair presentation of these Combined financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of Combined financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying combined financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 11, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying combined financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

February 14, 2024
Los Angeles, California

As of December 31,		2023		2022
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	37,485	$	105,522
Acccounts Receivable, net		394,920		111,907
Inventory		529,867		109,855
Total Current Assets		**962,272**		**327,284**
Total Assets	$	**962,272**	$	**327,284**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	440,849	$	679,324
Credit Card		2,484		-
Currrent Portion of Promissory Note		7,000		-
Other Current Liabilities		59,082		162,572
Total Current Liabilities		**509,415**		**841,895**
Promissory Notes and Loans		268,000		120,000
Total Liabilities		**777,415**		**961,895**
STOCKHOLDERS EQUITY				
Common Stock		1,073,377		-
Members' Capital		-		275
Retained Earnings/(Accumulated Deficit)		(888,520)		(634,886)
Total Stockholders' Equity		**184,857**		**(634,611)**
Total Liabilities and Stockholders' Equity	$	**962,272**	$	**327,284**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,	2023	2022
(USD $ in Dollars)		
Net Revenue	$ 1,605,600	$ 807,508
Cost of Goods Sold	695,079	541,684
Gross profit	910,521	265,824
Operating expenses		
General and Administrative	1,056,312	400,672
Sales and Marketing	105,468	125,308
Total operating expenses	1,161,780	525,981
Operating Income/(Loss)	(251,259)	(260,157)
Interest Expense	12,375	-
Other Loss/(Income)	(10,000)	-
Income/(Loss) before provision for income taxes	(253,634)	(260,157)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	$ (253,634)	$ (260,157)

See accompanying notes to financial statements.

GOT BAG NORTH AMERICA INC.
COMBINED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
(UNAUDITED)

| (in , $US) | Common Stock | | Members' | Retained earnings/ | Total Shareholder |
	Shares	Amount	Capital	(Accumulated Deficit)	Equity
Balance—December 31, 2021		$ -	$ 275	$ (374,729)	$ (374,454)
Net income/(loss)				(260,157)	(260,157)
Balance—December 31, 2022	-	-	275	$ (634,886)	$ (634,611)
Issuance of Stock of Got Bag North America Inc.	839,885	1,073,377	(275)		1,073,102
Net income/(loss)				(253,634)	(253,634)
Balance—December 31, 2023	**839,885**	**$ 1,073,377**	**$ -**	**$ (888,520)**	**$ 184,857**

See accompanying notes to financial statements.

For Fiscal Year Ended December 31,		2023		2022
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(253,634)	$	(260,157)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:				
Changes in operating assets and liabilities:				
Acccounts receivable, net		(283,013)		(97,703)
Inventory		(420,012)		35,156
Accounts Payable		(238,475)		368,154
Credit Card		2,484		
Other Current Liabilities		(103,490)		18,200
Net cash provided/(used) by operating activities		**(1,296,139)**		**63,650**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Proceeds from the Issuance of Stock		1,073,102		-
Borrowing on Promissory Notes and Loans		155,000		
Net cash provided/(used) by financing activities		**1,228,102**		**-**
Change in Cash		(68,037)		63,650
Cash—beginning of year		105,522		41,872
Cash—end of year	$	**37,485**	$	**105,522**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Got Bag North America Inc. was incorporated on March 16, 2023, in the state of Oregon. On March 31, 2023, the Company acquired all of the assets and assume all of the liabilities of Got Bag GmbH LLC which was formed on July 10, 2020. Got Bag GmbH LLC was registered as a foreign entity doing business in Oregon rather than forming a domestic entity for its North American operations. As of the present date, the administrative error has been corrected, and the Company, Got Bag North America Inc., was registered as an Oregon Domestic Corporation effective March 16, 2023. Additionally, at the end of March, the assets and liabilities of Got Bag GmbH LLC were successfully transferred from Got Bag GmbH, LLC to Got Bag North America Inc. The Combined financial statements of Got Bag North America Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Portland, Oregon.

The Company is active in the business of selling bags, backpacks, and other products utilizing recycled Ocean Impact Plastic as its main material. The backpacks made of recycled Ocean Impact Plastic provide a holistic approach to solving a global challenge. With the company's own clean-up program, not only the material required for the backpack production is recycled – also the portion of non-recyclable plastics collected with the approximately 3.5 kg/7.7 pounds of plastic per backpack is fed into suitable recycling solutions and is thus not lost to the raw material cycle. GOT BAG operates via two primary sales channels in North America. B2B (business to business) and D2C (direct to consumer). GOT BAG's B2B business is comprised of retail partnership with large scale retailers (like REI), and small independent retailers throughout North America. Direct to consumer sales are processed via our online shop where customers are directed via search engine or paid social media to our website.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

 Use of Estimates

The preparation of consolidation financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the combined financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2023 and December 31, 2022, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical

experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2023 and 2022, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to finished goods which are determined using a FIFO (first-in-first-out) method.

Income Taxes

Got Bag North America Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenue from selling bags, backpacks and other products, which operates via two primary sales channels in North America. B2B (business to business) and D2C (direct to consumer).

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2023 and December 31, 2022 amounted to $105,468 and $125,308, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through February 14, 2024, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,	2023	2022
Finished goods	529,867	109,855
Total Inventory	$ 529,867	$ 109,855

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables.

Other current liabilities consist of the following items:

As of Year Ended December 31,	2023	2022
Deposit payable	5,585	101,225
Payroll payable	41,122	-
Accrued Interest	12,375	-
Management services	-	12,000
Other liabilities	-	49,347
Total Other Current Liabilities	$ 59,082	$ 162,572

5. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 5,000,000 shares of Common Stock at no par value. As of December 31, 2023, and December 31, 2022, 839,885 shares and 0 shares were issued and outstanding, respectively.

6. DEBT

Promissory Notes & Loans

During the years presented, the Company obtained funds from its parent entity, Got Bag GmbH. On March 31, 2023, this borrowing was formalized through the execution of a promissory note. The details of the Company's note and the terms are as follows:

Debt Instrument Name	Principal Amount	Interest Rate	Borrowing Period	Maturity Date	For the Year Ended December 2023					For the Year Ended December 2022				
					Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness	Interest Expense	Accrued Interest	Current Portion	Non-Current Portion	Total Indebtedness
Got Bag GmbH	$ 275,000	6.00%	3/31/2023	6/30/2028	$ 12,375	12,375	$ 7,000	$ 268,000	$ 287,375	$ -	$ -	$ -	$ 120,000	$ 120,000
Total					$ 12,375	$ 12,375	$ 7,000	$ 268,000	$ 287,375	$ -	$ -	$ -	$ 120,000	$ 120,000

The summary of the future maturities is as follows:

As of Year Ended December 31, 2023

2024	$ 7,000
2025	38,000
2026	60,000
2027	98,000
2028	72,000
Thereafter	-
Total	**$ 275,000**

7. INCOME TAXES

The provision for income taxes for the year ended December 31, 2023 and December 31, 2022 consists of the following:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (72,763)	$ -
Valuation Allowance	72,763	-
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities at December 31, 2023, and December 31, 2022 are as follows:

As of Year Ended December 31,	2023	2022
Net Operating Loss	$ (72,763)	$ -
Valuation Allowance	72,763	-
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2023 and December 31, 2022. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2023, the Company had federal cumulative net operating loss ("NOL") carryforwards of $263,634, and the Company had state net operating loss ("NOL") carryforwards of approximately $263,634. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the combined financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical

merits of the position. As of December 31, 2023, and December 31, 2022, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2023, and December 31, 2022, the Company had no accrued interest and penalties related to uncertain tax positions.

8.   RELATED PARTY

In the past, the Company obtained funds from its parent entity, Got Bag GmbH. On March 31, 2023, this borrowing was formalized through the execution of a promissory note. The principal amount of the note is $275,000. The promissory note carries an interest rate of 6%, with the first installment due on June 30, 2023, and the final maturity is set for June 30, 2028. As of December 31, 2023, and December 31, 2022, the outstanding balance of the note amounted to $275,000 and $120,000, respectively.

9.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

10.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2023 through February 14, 2024, which is the date the combined financial statements were available to be issued.

There have been no other events or transactions during this time which would have a material effect on these combined financial statements.

11.   GOING CONCERN

The accompanying combined financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $251,259, an operating cash flow loss of $1,296,139, and liquid assets in cash of $37,485, which is less than a year's worth of cash reserves as of December 31, 2023. These factors normally raise substantial doubt about the Company's ability to continue as a going concern.

The Company's ability to continue as a going concern in the next twelve months following the date the combined financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying combined financial statements do not include any adjustments that might result from these uncertainties.